Exhibit 99.1

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Steakholder Foods Launches Industry-First 3D Printed Eel

Revolutionizing Seafood Production: Steakholder Foods’ 3D Printed Eel - A Game-Changer for Fish and Seafood Producers

Rehovot, Israel, December 27, 2023 – Steakholder Foods, a pioneer in the 3D meat and fish printing technology and cultivated cell innovation, proudly announces the launch of the world’s first plant-based, 3D-printed eel. This breakthrough highlights Steakholder Foods’ remarkable capability to accurately replicate the complex texture of eel, achieved through precision layering and a unique combination of materials in Steakholder Foods’ proprietary 3D printing technology. The Company’s eel is currently based on plant materials, and is expected to include cultivated eel cells in the future, as economies of scale allow price-competitive cell development.

(*) Real images of Steakholder Foods’ proprietary plant-based, 3D-printed eel.

Steakholder Foods’ unique printing process enables it to significantly reduce the amount of ingredients used in its 3D printed product relative to typical plant-based alternatives, potentially positioning Steakholder Foods’ plant-based, 3D-printed eel at the forefront of the industry.

Steakholder Foods is exploring collaborations to commercialize its plant-based, printed eel by offering them proprietary 3D printers and ink, capable of generating revenues in the short term. Based on Steakholder Foods’ current technology capabilities, it estimates that its partners and customers will be able to mass-produce 3D-printed eel at a competitive price range, enabling them to tackle the cost challenges linked to the current global prices of eel.

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com

Eat meat sustainably. Be a Steakholder.

The global eel market, valued at USD 4.3 billion in 2022 and growing at a CAGR of 2.19%, primarily relies on wild eel. This industry faces several critical challenges, including overexploitation and the risk of extinction, particularly in Japan which accounts for a major portion of global eel consumption. Breeding difficulties in farms due to the complex life cycle of eels, regulatory challenges, and issues like poaching and black-market trading further exacerbate the situation, highlighting the need for sustainable alternatives.

Arik Kaufman, CEO of Steakholder Foods says: The launch of our printed eel marks a pivotal moment in the seafood industry, showcasing the vast potential of our DropJet technology – Steakholder Foods’ solution for fish and seafood printing. This technology is designed to enable partners to generate products on a potential industrial scale of hundreds of tons monthly, not only at lower costs compared to wild eel, but also with the flexibility to create a variety of printed products using the same production line. Such versatility could significantly boost profitability for food companies and lead the way to a shift towards more efficient and sustainable practices in the industry. This product exemplifies the broader possibilities our technology offers our partners.

About Steakholder Foods

Steakholder Foods Ltd. is an international deep-tech food company at the forefront of the 3D printing meat and cultured meat revolution. The company-initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH”, with headquarters in Rehovot, Israel.

The company is developing a plant based printed products and slaughter-free solution for producing cellular agriculture meat products, such as beef and seafood, by offering manufacturers the ability to produce meat products that aims to closely mimic the taste, texture, and appearance of traditional meat— as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com

Eat meat sustainably. Be a Steakholder.

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 4, 2023. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact: Maissa Dauriac	Investor Contacts:

Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Steakholder Foods Investors@steakholderfoods.com

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com

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